NO ACT

PE
12-24-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000761

DIVISION OF
CORPORATION FINANCE

February 13, 2013

George P. Long, III
The PNC Financial Services Group, Inc.
george.long@pnc.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-13-2013

Re: The PNC Financial Services Group, Inc.
Incoming letter dated December 24, 2012

Dear Mr. Long:

This is in response to your letter dated December 24, 2012 concerning the shareholder proposal submitted to PNC by Boston Common Asset Management, LLC. We also have received a letter on the proponent's behalf dated January 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

February 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The PNC Financial Services Group, Inc.
Incoming letter dated December 24, 2012

The proposal requests that the board report to shareholders PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing and financing activities.

We are unable to concur in your view that PNC may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that PNC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



BOSTON COMMON
ASSET MANAGEMENT, LLC

January 30, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to PNC Financial Services Group, Inc.
requesting a report on climate change

Ladies and Gentlemen:

Boston Common Asset Management (the "Proponent") is the beneficial owner of common stock of The PNC Financial Services Group, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 24, 2012, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(7) (that the resolution is addressed to PNC's "ordinary business").

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to George P. Long III, Chief Governance Counsel and Corporate Secretary, PNC Financial Services Group, Inc.

SUMMARY

The Proposal asks the Company to report to shareholders by September 2013, at reasonable cost and omitting proprietary information, the Company's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities. The Company asserts that the proposal is excludable under Rule 14a-8(i)(7), ordinary business. However, the proposal relates to one of the most significant policy issues of our time, climate change, and therefore arises from a subject matter that transcends ordinary business. Further, by reputation and lending portfolio, the Company has a clear nexus to the significant social policy issue. The Proposal does not micromanage the Company. Therefore, the proposal is not excludable under Rule 14a-8(i)(7).

Boston Common Asset Management, LLC
Boston: 84 State Street, Suite 940, Boston MA 02109 Tel: (617) 720-5557 Fax: (617) 720-5665

Although prior Staff decisions in the mid-2000's allowed exclusion of similar proposals, the adoption of the climate disclosure guidance represented a recognition by the Staff that climate is a significant social policy issue. This conclusion was institutionalized in Goldman Sachs (February 7, 2011 and March 1, 2011) which found that climate proposals at that financial institution were not excludable as ordinary business, regardless of whether they sought analysis of the firm's risk to the climate (March 1, 2011) or of the climate-related risks to the firm (February 7, 2011).

ANALYSIS

The Company asserts that the proposal is excludable under Rule 14a-8(i)(7), ordinary business, because, any proposal involving an evaluation of a wide range of factors associated with its lending, investing and financing activities are part of its day-to-day lending and investment operations. Further, the company asserts that the proposal has no nexus to the Company.

The Company has correctly stated the standards for determining whether the proposal is excludable under Rule 14a-8(i)(7). As the Company notes, Staff Legal Bulletin 14E clarified that the Staff, in evaluating whether a proposal is excludable under Rule 14a-8(i)(7), would consider whether the subject matter giving rise to the Proposal is a transcendent social policy issue. If so, the proposal would not be excludable. The Company has misapplied the standards. In the present instance, it is clear that the Proposal is not excludable under this standard -- the subject matter of the proposal arises out of the significant policy issue of climate change, and there is a substantial nexus to the Company. The fact that climate is one of many issues that the company must contend with its risk evaluation processes does not render this issue excludable where shareholders seek additional disclosure and attention to this significant policy issue.

Below, we will review at length why climate change as a subject matter is now a significant social policy issue. To summarize here briefly, there is a groundswell of policymaking under way on this issue at the international, federal and state level, and the public and media have come to recognize that climate change is happening. President Obama also mentioned this concern as a priority for action in his January 2013 inaugural address.

Staff actions demonstrate SEC recognition of the significant policy issue.

In the SEC's February 8, 2010 Climate Change release (Release Nos. 33-9106; 34-61469; FR-82), "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters", the SEC explained that climate change had become a **topic of intense public discussion as well as significant national and international regulatory activity**. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program.

This new disclosure guidance was needed, according to the SEC because "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions." **In our view, this guidance demonstrates that the SEC recognizes climate change as a significant public policy issue affecting many businesses.**

The Guidance describe various ways that registrants may be required to disclose climate related risks under existing reporting requirements. Among other things, the guidance notes that financial risks may arise from physical risks to entities other than the registrants themselves. Climate Guidance, p. 7.

The recognition of climate risks in the Guidance is not the only initiative seeking expanded disclosure of these issues. Indeed, some recent calls for climate related disclosure by the New York Atty. Gen. seeking disclosure of greenhouse gas emissions and potential climate liabilities have resulted in settlements with several companies that will lead to enhanced disclosure.[1]

To the extent that the Climate Guidance and other initiatives do not produce the needed levels of disclosure at particular companies, the shareholder resolution process provides one of the most important mechanisms for encouraging companies to enhance their disclosure. Given the significance of this issue, and increasing focus of NGOs and others on the financial sector as pivotal to the needed solutions, this is an essential area for shareholder initiatives.

Although the Company cites a series of outdated, mid-2000 staff decisions allowing exclusion under Rule 14a-8(i)(7) when climate issues were raised with financial institutions, today such proposals can be permissible because the status of climate as a significant policy issue has been solidified. The mid-2000's staff decisions in *Wachovia Corporation* (January 28, 2005), *American International Group Inc.* (February 11, 2004), and *Chubb Corporation* (January 25, 2004) were reached prior to Staff Legal Bulletin 14 E as well as the Guidance on climate disclosure. These prior cases which failed to find a significant policy issue and/or a nexus to the companies receiving the proposals. Today, the significant policy issue has now been acknowledged and the nexus to the Company is clear.

The staff precedents in *Goldman Sachs* (February 7, 2011 and March 1, 2011) reversed the prior staff position and found that proposals at a financial institution on climate change were not excludable as ordinary business, regardless of whether they related to an analysis of risk to the environment (March 1, 2011) or an analysis of climate related business risk to the firm (February 7, 2011).[2]

Goldman Sachs (February 7, 2011) related to a proposal requesting the board of Goldman Sachs prepare a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change. The Company had argued that the proposal was excludable under Rule 14a-8(i)(7). However, in addition to the new SEC recognition in its Climate Guidance that climate change is a significant social policy issue, the proposal included a nexus: that the company would be materially affected by developments concerning climate change. The Company's Environmental Markets Group "has $3 billion of investments in renewable energy,

[1] Companies agreed to enhanced disclosure in settlement. For information about the settlement agreements, see the New York Attorney General's Office press releases relating to: Xcel Energy, available at http://www.oag.state.ny.us/media_center/2008/aug/aug27a_08.html; Dynegy Inc., available at http://www.oag.state.ny.us/media_center/2008/oct/oct23a_08.html; and AES Corporation, available at http://www.oag.state.ny.us/media_center/2009/nov/nov19a_09.html.

[2] The March 1, 2011 no action letter noted that the second of these proposals was duplicative with the first, and that the company was not obliged to publish both of those proposals on that year's proxy.

and the environmental policy framework says its commitment to "finding effective market-based solutions to address climate change" will be significantly affected by changes in climate science and the prospects for related government action."

Goldman Sachs (March 1, 2011) requested that the board prepare a global warming report, which "may discuss" specific scientific data and studies relied on to formulate Goldman Sachs original climate policy, the extent to which Goldman Sachs now believes human activity will significantly alter the global climate, and an estimate of costs and benefits to Goldman Sachs of its climate policy. In addition to asserting the significant policy issue of climate change, the proponents discussed the nexus of Goldman Sachs to the proposal's subject matter extensively in the proposal, including quoting from the company's "environmental policy framework", speculating that the company's commitment to global warming may be based on the hope that cap and trade legislation will provide an opportunity for the company to own and/or operate exchanges on which carbon credits could be traded, and finally discussing how the company's reliance on government mandates, subsidies, loans and bailouts has become a flashpoint for anger among taxpayers. The proponents suggested that revisiting the climate policy might help the company to free itself from dependence on government action to stay in business.

The Subject matter of the Proposal has a clear nexus to the company.

PNC itself has noted the import of this issue, stating in its response to the Carbon Disclosure Project:

> As a community-based bank, our reputation and commitment to the community can be a factor in attracting and retaining customers. A subset of our customers and investors increasingly care about social and environmental issues and the impact that their consumption spend has on climate change. The increasingly eco-conscious business environment has meant that some customers and investors use a company's response to climate change as a differentiator between potential options. A lack of a clear carbon emissions strategy, or a low perceived action plan, could cause PNC to lose valuable customers and investors, or limit our ability to attract new customers and investors.

However, beyond vague statements in the CDP questionnaire, PNC has not shared with investors the ways in which it has sought to analyze, assess, or strategically manage climate change. Given the import placed on the current and potential risks and opportunities associated with climate change by leading companies in the financial services industry, investors would be remiss in not seeking to understand how their companies address climate change. Broad and pithy public statements by companies are an insufficient basis for analysis and benchmarking of investment opportunities.

A nexus to reputation

PNC Bank's reputation has become intricately linked to the controversial practice of Mountaintop Removal (MTR). In the Philadelphia Citypaper, PNC was referred to as "the largest financier of mountaintop removal coal mining."[3] The Earth Quaker Action Team (EQAT) began to pressure

[3] "PNC could pay for funding mountaintop removal mining," Philadelphia Citypaper, February 27 2012. http://www.citypaper.net/blogs/nakedcity/EQAT-demands-PNC-help-stop-MTR.html.

PNC to stop financing MTR in 2010 with non-violent actions, including walking the 200 miles from Philadelphia to PNC's headquarters in Pittsburgh.[4] PNC responded to the campaign in their Summer 2011 Corporate Sustainability Report, in which the bank states its mountaintop removal-specific policy: "PNC does not extend credit to individual MTR mining projects or to a coal producer that **receives a majority of its production from MTR mining.**"[5]

Though EQAT viewed this as a step in the right direction, the organization also maintains that this pledge to stop financing any corporation that gets more than 50% of its coal from MTR sources "appears not to effect any of the major MTR companies that PNC does business with" – thus rendering PNC's action essentially meaningless. According to EQAT, PNC has also refused to share evidence of any impacts of the policy when asked.[6]

Research conducted on November 12, 2012, indicated that, despite its statement to the contrary, PNC has relationships with the following mountain top removal mining companies:

Company	PNC Involvement
Alpha Natural Resources	• 4/15/10 and 5/19/11 and 6/27/12 – PNC Bank National Association and PNC Bank served as co-documentation agent on Alpha Natural Resources $1.6 second and third amended and restated credit agreements as well as amendment number 1 to the third amended and restated credit agreement (loan) • 6/1/11 – PNC Capital Markets underwrote $20 million for Alpha Natural Resources' $800 million bond offering • 6/1/11 – PNC Capital Markets underwrote $17.5 million for Alpha Natural Resources' $700 million bond offering for the acquisition of Massey Energy • 9/28/2012 – PNC Capital Markets underwrote $17.5 million and served as a senior co-manager for a $500 million bond offering for Alpha Natural Resources.
Arch Coal	• 3/19/10 and 11/24/10 – PNC Bank National Association served as administrative agent on both the fifth and sixth amendments to Arch Coal's $700 revolving credit facility (loan) • 8/9/10 – PNC Capital Markets LLC underwrote $25 million for Arch Coal's $500 million bond offering • 8/18/10 – PNC Capital Markets served as co-manager for Arch Coal's offer to exchange $600 million in senior notes • 6/14/11 and 5/16/12– PNC Bank served as administrative agent on Arch Coal's $2 billion amended and restated credit agreement and the first amendment to amended and restated

Media coverage:
PNC funding of mountaintop mining hit – Post-Gazette

[4] http://www.philly.com/philly/blogs/public_health/Quakers-vs-PNC-Bank-on-the-mountaintop-.html
[5] https://www.pnc.com/webapp/unsec/Requester?resource=/wps/wcm/connect/0336ca0043c8b165986f994737af402a/2010_1025_v4_PNCCR_rev.pdf?MOD=AJPERES&CACHEID=0336ca0043c8b165986f994737af402a, p. 3
[6] http://eqat.wordpress.com/our-campaign-bank-like-appalachia-matters/

	credit agreement (loan) • 6/14/11 – PNC Capital Markets participated in Arch Coal's 2 $1 billion bond offerings • 6/12/12 – PNC Capital Markets served as lead manager for Arch Coal Inc's offer to exchange $1 billion in notes due 2019
Patriot Coal	• 5/5/10 – PNC Capital Markets underwrote $10 million for Patriot Coal Corp's $250 million bond offering • 1/6/11 and 1/31/12 – PNC National Association served as a lender for the first and second amendment for Patriot Coal's $500 million credit agreement (loan) • 7/13/12 – PNC Bank was a syndicate participant in a $300.76 million letter of credit to Patriot Coal.

A nexus to financial outcomes

In addition to the relationship to its reputation, investing in sectors with a high climate impact can result in substantial financial loss to the company.

The largest three US coal mining companies (Arch Coal, Alpha Natural Resources and Patriot Coal) lost over 50% of their share value during the first half of 2012. For Patriot this concluded in them filing for bankruptcy protection. During this period the credit ratings of the same group of companies were also downgraded.

Company	Corporate family credit rating (Moody's)	
Alpha Natural Resources	**Dec 11: Ba2 (stable)**	**June 12: B1 (stable)**
Arch Coal	**Dec 11: Ba3 (stable)**	**May 12: B1 (negative)**
Patriot Coal	**Dec 11: B2 (stable)**	**May 12: Caa1 (stable)**

HSBC Global Research released a "Coal and Carbon" report on June 21, 2012 which stated that "that carbon constraints post-2020 could impact DCF valuations of coal assets by as much as 44%." In addition, it stated that its analysis had prompted concerns that "fossil fuel assets - and not just power generation facilities in the IEA scenarios - could become stranded in the transition to a low-carbon economy. Indeed, Carbon Tracker argues that equity investors could be facing a potential 'carbon bubble', with assets in excess of what can be safely and profitably exploited." This growing concern, about fossil fuels becoming stranded assets, draws parallels to the sub-prime crisis. Investors have a fiduciary duty to assess this risk.

Should the HSBC Global Research report be correct, the ability of coal and carbon dependent companies to generate the revenues required to service their debt may be called in to question. As identified above, PNC is dependent on revenues which are inextricably linked to significant quantities of greenhouse gas emissions.

The Proposal does not micromanage the Company.

The proposal addresses the issue of climate change in broad strokes, first by requesting that the company assess the greenhouse gas emissions resulting from its lending portfolio, and secondly by describing its exposure to business risks associated with climate impacts on its lending, investing and financing activities. As such, the scope of the proposal fits solidly within the types of requests the staff found to not be ordinary business under the two Goldman Sachs decisions cited above. Further, the requests of the Proposal do not micromanage the company's activities.

In contrast to the present proposal, the Staff has made it clear that proposals which directly attempt to regulate the ***type of investments*** that an investing institution or bank undertakes, will be excludable as ordinary business. Therefore, ***proposals cited by the Company that sought to prohibit or eliminate investments in mountaintop removal companies*** were found excludable. For instance, in J.P. Morgan Chase (March 12, 2010) and Bank of America (February 24, 2010) the proposals sought to ***bar future financing*** by the companies of any companies engaged in mountaintop removal coal mining. The staff allowed the proposals to be excluded because they went too far in these Staff's view- beyond addressing the significant policy issue, as the staff noted, "beyond the environmental impact" of the banks' project finance decisions and instead reached into prescribing their decisions "to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or sale of particular services are generally excludable under Rule 14a-8(i)(7)." **By contrast, the current proposal does not engage in such a directive approach to investments by the firm, but rather takes a more appropriate information gathering posture.**

SIGNIFICANT POLICY ISSUE ANALYSIS

In case there is any doubt that climate change is a significant policy issue, we include here an analysis of factual developments, etc. that document the prominence of this issue in public debate, media, policymaking, etc.

Climate change is widely acknowledged to exist and to be a significant policy issue.

Last year, 2012, was a significant turning point for the issue of climate change. The year was the warmest 12-month period the nation has experienced since recordkeeping began in 1895 – one degree warmer than the previous record warm year of 1998.[7] In 2012, the United States experienced a devastating drought throughout Western and Midwestern states – the worst in half a century, record wildfire activity, near-record low Great Lakes levels, and the warmest Spring on record for 37 of 50 states.[8] The year saw "superstorm" Sandy, which devastated large parts of the coastal northeast, including causing unprecedented storm damage in the major metropolitan area of New York City, as well as severe damage in surrounding states as well. Last year's unprecedented weather events, and Hurricane Sandy especially, have resulted in widespread recognition of the reality of global warming and climate change. As the title of an op-ed by the well-known columnist Nicholas Kristof stated in

[7] National Climatic Data Center Website, State of the Climate National Overview Annual 2012, National Oceanic and Atmospheric Administration. (http://www.ncdc.noaa.gov/sotc/national/2012/13)

[8] National Climatic Data Center Website, State of the Climate National Overview Annual 2012, National Oceanic and Atmospheric Administration. (http://www.ncdc.noaa.gov/sotc/national/2012/13)

the Times, "Will Climate Get Some Respect Now?"[9] Indeed, as the cover of Bloomberg Businessweek following Hurricane Sandy put it bluntly, "IT'S GLOBAL WARMING, STUPID."[10] [emphasis in original]

From this past year's devastation of the East Coast by Hurricane Sandy to forest fires in Colorado, to receding glaciers and melting ice caps, the effects of climate change are ubiquitous and undeniable. The United Nations Intergovernmental Panel on Climate Change (IPCC), the premier international scientific consortium studying climate change, reports:

- Earth's surface temperature has increased 1.33 degrees Fahrenheit since 1900 (0.74 degrees Celsius), mostly in the last 50 years, likely making this the warmest period of the last 1,300 years;
- Eleven of the last 12 years have been the warmest in the instrumental record, dating back to 1850;
- Recent temperature and carbon dioxide (CO_2) emission trends are at the high end of the range forecast by the IPCC, with the global average temperature now rising about one-half degree F per decade;
- The frequency of heat waves, forest fires and heavy precipitation events has increased globally since 1950;
- Areas affected by drought have spread globally since the 1970s and the incidence of coastal flooding has increased since 1975;
- Arctic sea ice cover has shrunk 20 percent since 1978, when satellite measurements began, and;
- The rate of sea level rise has jumped 70 percent since 1993, compared to the prior 30-year measurement period. Rapid melting of the Greenland ice sheet is now raising new concerns that the amount of sea level rise that might occur this century will be measured in meters, not inches.[11]

A recent report commissioned by the World Bank describes the extreme risks of a 4°C increase in temperature, which include increased frequency of heat waves, drought, ocean acidification and rising sea levels which will devastate human health, ecosystems and biodiversity.[12] And yet, we appear to be on pace for 4°C of global warming.[13] Clearly, immediate action is needed to halt or reverse the warming trend.

Banks must contribute to the global warming solution: if they're not part of the solution they are part of the problem.

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[9] "Will Climate Get Some Respect Now?," New York Times, October 31, 2012. (http://www.nytimes.com/2012/11/01/opinion/kristof-will-climate-get-some-respect-now.html)

[10] "It's Global Warming, Stupid," Bloomberg Businessweek, November 1, 2012. (http://www.businessweek.com/articles/2012-11-01/its-global-warming-stupid)

(Image of cover available at: http://www.npr.org/blogs/thetwo-way/2012/11/01/164106889/bloomberg-businessweeks-cover-its-global-warming-stupid)

[11] "Summary for Policymakers of the Synthesis Report of the IPCC Fourth Assessment Report," Intergovernmental Panel on Climate Change, Geneva, Switzerland, Nov. 16, 2007.

[12] "Turn Down the Heat: Why a 4°C Warmer World Must be Avoided", the World Bank, November 2012. By the Potsdam Institute for Climate Impact Research climate Analytics.

[13] Brad Plumer, "We're on pace for 4°C of global warming. Here's why that terrifies to World Bank.", *Washington Post*, November 19, 2012. http://www.washingtonpost.com/blogs/wonkblog/wp/2012/11/19/were-on-pace-for-4c-of-global-warming-heres-why-the-world-bank-is-terrified/

As described in Ceres' 2008 report on Corporate Governance, Climate Change and the Banking Sector, banks are the "backbone" of the global economy. The Stern Review on the Economics of Climate Change (Oct. 2006)[14] focused on the economic impacts of acting and not-acting to minimize climate change. The 700-page report was released to the British Government by economist Sir Nicholas Stern. Stern is the chair of the Grantham Research Institute on Climate Change and the Environment at the London School of Economics, the chair of the Centre for Climate Change Economics and Policy (CCCEP) at Leeds University and the London School of Economics, and the former Chief Economist at the World Bank. The report projected that an investment equivalent to 1% of the world's annual economic output by 2050 in methods to cut GHG emissions is necessary to avoid environmental costs of global warming ranging between 5% to 20% of the world's gross domestic product after 2050. "With nearly $6 trillion in market capitalization, the global financial sector will play a vital role in supporting timely, cost-effective solutions to reduce U.S. and global greenhouse gas emissions."[15] While the Stern Review is not the first economic report on climate change, it is significant because it is the most comprehensive and widely known and discussed report of its kind. Recently, Nicholas Stern has come out saying that his report underestimated the risks of climate change, and that the reality is even worse than projected in his 2006 report. He now projects that an investment equivalent of 2% (not 1%) of the world's annual economic output by 2050 is necessary to avoid significant economic costs from global warming.[16]

While banks are providing the capital necessary to develop renewable energy projects and other global warming solutions and get a true "green" economy up and running, in many instances banks also fund the very sources of greenhouse gases that are driving global warming, such as fossil fuel development. It is vital that banks establish a clear policy when it comes to financing fossil fuel development that takes into account global warming risks.

In addition to investing in the "clean energy" revolution, banks are also exceptionally well-positioned to lead the development of CO2 emissions trading markets. With the start of emissions trading in Europe in 2005, CO_2 emissions credits have become a fungible commodity that could eclipse the value of oil over time.[17] Banks can help build new markets through carbon emissions management, trading and brokerage, which will have the effect of reducing global CO2 emissions.

Global warming and climate change may have enormous financial impact on the banking sector.

In the business world, the issue of climate change has evolved from primarily a scientific and public policy concern to one of business risks and opportunities. National policy action on

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[14] "The Economics of Climate Change: The Stern Review," Nicholas Stern, Cambridge University Press, January 2007 (originally released by British government in October 2006). (Final report available in pdf form on the British National Archives online: http://webarchive.nationalarchives.gov.uk/+/http://www.hm-treasury.gov.uk/stern_review_report.htm)

[15] Douglas G. Cogan, Corporate Governance and Climate Change: The Banking Sector, Ceres, January 2008, page i.

[16] "Nicholas Stern: 'I got it wrong on climate change – it's far, far worse'," The Guardian, January 26, 2013. http://www.guardian.co.uk/environment/2013/jan/27/nicholas-stern-climate-change-davos

[17] See for example, "Emissions Trading Expert Peter Fusaro: Carbon Trading is going to be Bigger than Oil Trading." July 31, 2007, *http://energytechstocks.com.previewmysite.com/wp/?p=120*

greenhouse gas emissions is requiring companies in virtually every industry to think about the impacts of energy and climate policies on their businesses.[18]

For the financial sector, climate change's ability to destroy (or raise) shareholder value is exponentially increased by the fundamental structure of the banking industry, where success relies on the ability to effectively predict and manage risks and leverage potential future events. The banking industry is inherently more susceptible to the wide range of potential negative impacts of climate change on economic and political stability due to the reliance on possible outcome and risk scenarios in its lending models.

The risk of severe economic disruption from climate impacts no longer seems a long shot or a "black swan." Even a recent report commissioned by the relatively conservative Institute and Faulty of Actuaries[19] has warned that pension funds could be "wiped out and reduced to negligible levels" by the coming crises. The report finds that constraints such as shortages of water and dwindling fossil fuel supplies will "at best, increase energy and commodity prices over the next century and, at worse, trigger a long term decline in the global economy and civil unrest."[20] Members in the business community are increasingly taking notice of the potential economic effects of climate change. Indeed, a survey of 2,400 firms conducted by the Carbon Disclosure Project (CDP) revealed that seven of ten firms "think climate change has the potential to significantly impact their revenues."[21]

The Carbon Disclosure Project, based in the United Kingdom, works with shareholders and corporations that voluntarily disclose greenhouse gas emissions. It holds the world's largest collection of self reported climate change data.[22] In 2010 it was called "The most powerful green NGO you've never heard of" by the Harvard Business Review[23], and in 2012 it won the Zayed Future Energy Prize.[24] The results of the CDP questionnaire illustrate the extent to which climate change is viewed as a key business issue in the financial services sector.

In 2012, more than 655 institutional investors, representing more than US$78 trillion in assets supported the CDP. PNC was one of the CDP signatories. 87% of respondents foresaw statistical risks from climate change; 79% from regulatory restrictions; 68% from reputation on customer behavior.

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[18] Price Waterhouse Cooper website : http://www.pwc.com/us/en/transaction-services/publications/capitalizing-climate-change.jhtml

[19] Actuaries are business professionals who deal with the financial impact of risk and uncertainty. The Institute and Faculty of Actuaries is the professional body which represents actuaries in the United Kingdom; it came into being in August 2010 after the merger of the Institute of Actuaries and the Faculty of Actuaries.

[20] "Pensions could be 'wiped out' by resource shortages, actuaries warn," BusinessGreen, January 23, 2013. (http://www.businessgreen.com/bg/news/2238233/pensions-could-be-wiped-out-by-resource-shortages-actuaries-warn)

[21] "CDP: 70 per cent of firms fear climate threat to revenues," BusinessGreen, January 22, 2013. (http://www.businessgreen.com/bg/news/2237843/cdp-70-per-cent-of-firms-fear-climate-threat-to-revenues)

[22] "Catalyzing business and government action," Carbon Disclosure Project.' (https://www.cdproject.net/en-US/Pages/About-Us.aspx)

[23] Andrew Winston (October 5, 2010). "The Most Powerful Green NGO You've Never Heard Of". Retrieved Oct 26, 2012. (http://blogs.hbr.org/winston/2010/10/the-most-powerful-green-ngo.html)

[24] Zayed Future Energy Prize, "2012 Winner and Runners Up." (https://www.zayedfutureenergyprize.com/en/winners-and-runners_up)

Areas of risk: disruption to owned assets and operations, investment portfolio exposure, investor and public confidence.

Within the financial sector, 70% of companies responded to the questionnaire. As shown in Table 1, 87% of respondents to the CDP survey foresaw physical risks from climate change, 79% from regulatory restrictions, and 68% from Reputational and Customer Behavior. 73% of these respondents saw opportunities from these same physical risks, 83% from regulatory changes and 71% from Reputational and Consumer Behavior. In each category, there was more perceived opportunity than risk. Understanding how PNC is managing these issues is essential in allowing investors to assess its competitive approach and therefore potential value.

Table 1:

24 RISKS IDENTIFIED BY SECTOR

	Physical	Regulatory	Reputational & Consumer Behavior[14]
Consumer Discretionary	[illegible]	[illegible]	[illegible]
Consumer Staples	[illegible]	[illegible]	[illegible]
Energy	[illegible]	[illegible]	[illegible]
Financials	[illegible]	[illegible]	[illegible]
Healthcare	[illegible]	[illegible]	[illegible]
Industrials	[illegible]	[illegible]	[illegible]
Information Technology	[illegible]	[illegible]	[illegible]
Materials	[illegible]	[illegible]	[illegible]
Telecommunication Services	[illegible]	[illegible]	[illegible]
Utilities	[illegible]	[illegible]	[illegible]
All sectors	81%	83%	63%

25 OPPORTUNITIES IDENTIFIED BY SECTOR

	Physical	Regulatory	Reputational & Consumer Behavior[15]
Consumer Discretionary	[illegible]	[illegible]	[illegible]
Consumer Staples	[illegible]	[illegible]	[illegible]
Energy	[illegible]	[illegible]	[illegible]
Financials	[illegible]	[illegible]	[illegible]
Healthcare	39%	[illegible]	[illegible]
Industrials	[illegible]	[illegible]	[illegible]
Information Technology	[illegible]	[illegible]	[illegible]
Materials	[illegible]	[illegible]	[illegible]
Telecommunication Services	[illegible]	[illegible]	[illegible]
Utilities	[illegible]	[illegible]	[illegible]
All sectors	64%	80%	68%

Citation: "Business resilience in an uncertain, resource-constrained world," CDP Global 500 Climate Change Report 2012, 2012 < https://www.cdproject.net/CDPResults/CDP-Global-500-Climate-Change-Report-2012.pdf>

In 2011, Business for Social Responsibility conducted a thorough review of year 2009 CDP responses of companies in the financial services (FS) sector. The results of its research are presented below:

1. DISRUPTION TO OWNED ASSETS AND OPERATIONS

Data centers and office locations, among other FS-sector-owned assets, face significant threats from the physical impacts of climate change.

Impacts	Reporting Companies
Company locations, including owned real estate and infrastructure, face immediate and long-term risks from climate change. For example, rising sea levels may flood offices, resulting in business disruptions and loss of assets.	Banco de Galicia y Buenos Aires, American Express, Canadian Imperial Bank of Commerce, Citigroup Inc., HSBC, JPMorgan Chase & Co.
Heat waves and extreme weather, including hurricanes, can keep employees from physically and remotely accessing their workplaces, resulting in reduced employee productivity and severe threats to business reliability.	AGF Management Ltd., Franklin Resources, Intesa Sanpaolo, National Australia Bank Group
Resource scarcity, rising energy costs, and extreme weather will create business disruptions for FS companies. For example, blackouts will result in data security threats and outages, disrupting company and client access to information.	Bank of America, Scotiabank, BNP Paribas, Capital One Financial Corp., Credit Suisse, Itaú Unibanco

2. INVESTMENT PORTFOLIO EXPOSURE

FS company investments, including client investments, face serious risks of business disruption and increased costs due to rising sea levels, diminishing value of land and real estate due to changing weather patterns, and an increase in claims, while investments in resilience efforts provide new opportunities for FS companies.

Impacts	Reporting Companies
Sector-specific assets—including energy, agriculture, water, transportation, tourism, real estate, and information and communications technology—will face rising costs and service disruptions due to the physical impacts of climate change. For example, flooding, temperature fluctuations, and changing monsoon cycles are expected to drive farming to new regions, leaving some current farming communities without viable farmland.	Morgan Stanley & Co., Ameriprise Financial, Bank of Montreal, Credit Suisse, Intesa Sanpaolo, Bankinter, Commonwealth Bank of Australia, UBS
Investments and assets in ceographies with increased levels of vulnerability to climate change, including Africa and its risk of famine and drought, as well as coastal regions at risk of rising seas, may create a large financial burden and credit risk for companies. With 25 percent of the world's population living in coastal zones, and 12 of 16 megacities located on coastal land, this poses a significant risk.	Banco Santander, KBC Group, Barclays
Underwriter costs will rise due to an increase in claims for property, housing, and life insurance.	Canadian Western Bank, Commonwealth Bank of Australia, Lloyds Banking Group
Investment in adaptation measures for community resilience to climate change is creating new markets.	Barclays, Banca Monte dei Paschi di Siena

INVESTOR AND PUBLIC CONFIDENCE [illegible]	
Impact	Reporting Companies
Poor corporate citizenship, [illegible] general public	AGF Management Ltd, the Macquarie Group, Ameriprise Financial, Legg Mason
Governments run the risk of [illegible]	Ameriprise Financial, Banca Monte dei Paschi di Siena, Legg Mason, Swedbank
FS companies are attracting and retaining clients and employees through the demonstration of climate change knowledge and preparedness.	Absa Group, Ameriprise, Banco Santander, Deutsche Bank

Climate change poses both opportunities and risks to banks. For example, as described in "Banking & Climate Change: Opportunities and Risks", major banks such as PNC may expect:

- Commercial/Wholesale banking: Lending volumes and revenues will contract to the extent that climate change or carbon restrictions lead to lower levels of economic activity. Client default risk will increase, for example, from unanticipated or underestimated mitigation costs, physical damages to corporate assets connected to extreme weather events, or regulatory risks. Real estate, agribusiness, and infrastructure have been assessed as being particularly vulnerable to climate change due to damage arising from extreme weather events. The exposure of commercial banks to the costs of potential physical damage their clients suffer is likely to grow in emerging markets, where the total insurance coverage is low. New business opportunities will emerge for traditional lending and venture capital, for example in the form of the provision of investment capital for clean technology solutions. Furthermore, banks can seize business opportunities to provide services and develop financial techniques that foster mitigation and accommodate adaptation to climate change.

- Investment banking: Investment banking is a potential beneficiary of climate change given the role of primary and secondary capital markets during periods of economic change. Primary markets would benefit from any rapid technological change and associated investments to address the impact of climate change. Secondary markets would profit from new trading markets. If climate change leads to greater market volatility, trading revenues may be impacted. However, if monetary authorities loosen monetary policy to offset economic dislocation, trading revenues are likely to increase. New business opportunities related to the renewable energy market and the global carbon market will emerge and increase in scope. Examples include initial public offerings for companies in the renewable energy sector, exploiting the Kyoto mechanisms, developing weather derivatives, providing emission trading services, and offering financial advice on climate change management.

- Asset management: Asset management is confronted with threats related to the unpredictable impact of climate change on global markets as well as the impairment of equity valuations or equity/bond issues due to climate-related effects or mitigation policies. As a consequence, investment strategies will need to incorporate climate change by assessing, for example, forecasts of future carbon prices, emission footprints of companies, revenue opportunities arising from climate change, and hedging strategies using carbon markets.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Kelly Bitov
Attorney at Law



Meredith Benton
Boston Common Asset Management

cc: George P. Long III, The PNC Financial Services Group, Inc.

APPENDIX A

PROPOSAL

Whereas:

PNC has shown commendable leadership in addressing its direct greenhouse gas emissions. As it states in its 2011 Corporate Responsibility report, "PNC diligently monitors the effects of climate change on operating efficiencies and facilities throughout PNC branch banks and offices." It has also been "actively investing in alternative energy, primarily solar." The company also offers incentives to small businesses to make environmentally-friendly decisions."

PNC is headquartered in a region that is economically linked to the extraction of natural gas and coal. The company stated in its 2011 Corporate Responsibility report that it expects to continue to fund these businesses.

PNC has emphasized the importance of climate change management in its brand reputation, stating in its 2012 response to the Carbon Disclosure Project (CDP): "The increasingly eco-conscious business environment has meant that some customers and investors use a company's response to climate change as a differentiator between potential options. A lack of a clear carbon emissions strategy, or a low perceived action plan, could cause PNC to lose valuable customers and investors, or limit our ability to attract new customers and investors."

PNC stated that its "credit review process includes due diligence that takes into consideration the environmental impact of a prospective borrower." PNC claims to perform a "supplemental evaluation for companies in the extractive industries, including an understanding of any significant environmental impacts." PNC states it takes these actions because it recognizes the "potential risks associated with changing climate conditions that could affect business operations and performance." (PNC, 2011 Corporate Responsibility report)

PNC has stated that, "In addition to the evaluation that we perform on all prospective borrowers, we perform a supplemental evaluation for companies in the extractive industries, including an understanding of any significant environmental impacts."

However, despite a policy not to extend credit to individual mountain top removal (MTR) mining projects or to a coal producer that receives a majority of its production from MTR mining, PNC continues to finance four of the top nine MTR coal mining companies (Rainforest Action Network, *Coal Finance Report Card*, 2012). As a result, it is the focus of a consumer boycott. PNC has ignored investors' requests to provide information detailing its MTR policy implementation or the lending impacts of this policy.

Banks and other financial institutions contribute to climate change through their financed emissions, which are the greenhouse gas footprint of loans, investments, and financial services. A bank's financed emissions can dwarf its other climate impacts and expose it to significant reputational, financial and operational risks. PNC has not provided investors with sufficient information to permit meaningful assessment of the risks presented by its financing of greenhouse gas intensive businesses.

Resolved: Given the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2013, at reasonable cost and omitting proprietary information, PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities.

George P. Long, III
Chief Governance Counsel and Corporate Secretary
T 412-762-1901 F 412-705-2194 george.long@pnc.com



December 24, 2012

Via Electronic Mail ***(shareholderproposals@sec.gov)***

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, NE
WASHINGTON D.C. 20549

Re: The PNC Financial Services Group, Inc. – Exemptive Order Relating to Shareholder Proposal Received from Boston Common Asset Management

Dear Ladies and Gentlemen:

This letter is to inform the Securities and Exchange Commission (the "**Commission**") that The PNC Financial Services Group, Inc. ("**PNC**" or the "**Company**") intends to omit from its proxy statement and form of proxy for its 2013 annual meeting of shareholders (collectively, the "**2013 Proxy Materials**") a shareholder proposal and statement in support (the "**Proposal**") received from Boston Common Asset Management (the "**Proponent**").

Pursuant to Staff Legal Bulletin No. 14D ("**SLB 14D**"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by use of the Commission email address (shareholderproposals@sec.gov), in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and I have included my name and telephone number both in this letter and the cover email accompanying this letter. I am simultaneously forwarding by overnight mail and by email to mbenton@bostoncommonasset.com a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from its 2013 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company is filing this letter with the Commission no later than 80 calendar days before the Company expects to file its definitive 2013 Proxy Materials with the Commission. PNC intends to begin mailing the 2013 Proxy Materials no later than March 14, 2013.

Furthermore, Rule 14a-8(k) of the Exchange Act and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Pursuant to Staff Legal Bulletin No. 14F, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season my electronic mail address is george.long@pnc.com and the Proponent's electronic mail address is mbenton@bostoncommonasset.com. I request that the Staff e-mail a copy of its determination to me.

BASIS FOR EXCLUSION

We respectfully request that the staff issue a no-action letter, concurring with the Company that it may exclude the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with matters related to the ordinary business of the Company.

PROPOSAL

The Proposal, which is attached as Exhibit A to this letter, requests that the Company's Board of Directors:

> "report to shareholders by September 2013, at reasonable cost and omitting proprietary information, PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities."

I have also attached a copy of PNC's correspondence with the Proponent as Exhibit B to this letter.

BACKGROUND

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018*

(May 21, 1998) ("*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In Staff Legal Bulletin No. 14E (October 27, 2009) ("**SLB 14E**"), the Staff modified its framework for reviewing no-action requests seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7) from that previously set forth in Staff Legal Bulletin No. 14C (June 28, 2005). In SLB 14E, the Staff stated that it in reviewing 14a-8(i)(7) no-action requests it would no longer simply focus on the distinction between requests for internal assessments of risks, on the one hand, and requests focusing on a company minimizing or eliminating operations that may adversely affect the environment or public health on the other hand. Instead, in SLB 14E, the Staff stated that it would focus on the subject matter to which the risk pertains or that gives rise to the risk, and the requirement to evaluate a risk would not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). In SLB 14E, the Staff went on to provide that if a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company."

ANALYSIS

I. PNC may exclude the Proposal because it relates to day-to-day business matters and relates to complex decisions that would not be appropriate for a shareholder vote

The Company is a diversified financial services holding company that engages in retail banking, corporate and institutional banking, asset management, and residential mortgage banking. The Company provides many of its products and services nationally, it provides other products and services in 18 primary geographic markets (Pennsylvania, Ohio, New Jersey, Michigan, Illinois, Maryland, Indiana, North Carolina, Florida, Kentucky, Washington, D.C., Alabama, Delaware, Georgia, Virginia, Missouri, Wisconsin, and South Carolina), and it provides certain products and services internationally. As of September 30, 2012, the Company had consolidated total assets of $300.8 billion, total deposits of $206.3 billion, and total equity of $41.8 billion.

The Company's day-to-day business consists primarily of lending, investing, and financing activities. As of September 30, 2012, the Company had total loans of $182 billion and an additional $2.7 billion of loans held for sale, which collectively comprised over 60% of the Company's balance sheet. In addition, the Company had $62.8 billion in total investment securities and $10.8 billion in equity investments as of September 30, 2012, which collectively comprised an additional 25% of the Company's balance sheet. PNC also had, as of September 30, 2012, $222 billion in discretionary assets under administration and $112 billion of discretionary assets under management.

Any assessment of the effects of the greenhouse gas emissions resulting from PNC's lending portfolio and its exposure to climate change risk as a result of its lending, investing and financing activities ("GHG/Climate Exposure") involves an evaluation of a wide range of factors, including the risk that GHG/Climate Exposure will impact the revenues and cash flow of the Company's borrowers, its trading partners and the institutions comprising its investment portfolio. For example, the Company evaluates the risks associated with GHG/Climate Exposure, to the extent that such risks might impact customers, in connection with the Company's underwriting and investing standards, policies and procedures, as well as in establishing loan pricing policies and loan loss reserves. In addition, GHG/Climate Exposure is just one of many risks that the Company considers as part of its daily operations in conducting its various lines of business, including its daily lending and investment operations.

In essence, the Proposal focuses on matters that involve the Company's fundamental day-to-day business activities and the manner, time and expense that the Company allocates or incurs with respect to one particular category of risk, and would require the Company to allocate significant resources to provide a detailed report that, in effect, summarizes certain aspects of the Company's ordinary business operations.

That the risk in question relates to an environmental issue does not change the focus of the Proposal – PNC's day-to-day choices in extending credit, managing assets, and investing capital, and how PNC measures the totality of the risk associated with doing business with particular customers or making certain investments. The Proposal's supporting statement focuses on PNC's brand reputation, credit policies, client selection and risks relating to the reputational, financial and operational risks posed by the emissions of its borrowers and other customers. In the end, the problem of balancing of the risks arising from GHG/Climate Exposure relative to other risks and considerations relates to the resolution of ordinary business problems and, in the words of the 1998 Release, it is clearly "impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Thus, the Company believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion. In this regard, the Proposal also is very similar to other proposals regarding the evaluation of the risks of climate change that the Staff has stated relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7). *See, e.g.*, *Wachovia Corporation* (publicly available January 28, 2005) (finding a basis under 14a-8(i)(7) to exclude a proposal requesting a report on the effect on Wachovia's business strategy of the risks created by global climate change as relating to Wachovia's ordinary business operations evaluating risk), *American International Group, Inc.* (publicly available February 11, 2004) (finding a basis under 14a-8(i)(7) to exclude a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business), *Chubb Corporation* (publicly available January 25, 2004) (finding a basis under 14a-8(i)(7) to exclude an identical proposal regarding the assessment of the company's strategies to address the impacts of climate change).

II. PNC may exclude the Proposal because there is no sufficient nexus between PNC and the nature of the Proposal

PNC is not involved in coal mining, mountain top removal mining, the construction of coal burning power plants or other resource-intensive activities. Rather, PNC provides a wide range of financial products and services to a wide range of people and businesses that are engaged in a wide range of business activities. PNC provides these products and services in the context of a highly competitive business environment where any number of other financial institutions provide financial products and services to many of the same customers and potential customers. Ultimately, those financings and other banking services and products result in the customer's receipt of fungible liquidity that can be used to fund any number of uses in their daily operations – payroll, rent or mortgage payments, information technology systems, lease payments, office supplies, etc. Thus, unlike unsuccessful no-action requests relating to environmental matters and greenhouse emissions, PNC has no primary link to the controversial actions. *See, e.g., Bank of America Corporation* (publicly available February 24, 2010) (finding a basis under 14a-8(i)(7) to exclude a proposal requesting a report on the implementation of Bank of America's policy regarding funding of companies engaged predominantly in mountain top removal coal mining), *JP Morgan Chase & Co.* (publicly available March 12, 2010) (finding a basis under 14a-8(i)(7) to exclude a proposal requesting a report assessing the adoption of a policy barring future financing by JP Morgan Chase of companies engaged in mountain top removal coal mining).

CONCLUSION

As discussed above, the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Company. Thus, and based on the facts and the no-action letter precedents discussed above, PNC intends to exclude the Proposal from its proxy materials under Rule 14a-8(i)(7). By this letter, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if PNC excludes the Proposal from its 2013 Proxy Materials. If you have any questions or would like any additional information regarding the foregoing, please contact me.

Sincerely,



George P. Long, III
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.

Exhibit A
Page 1



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 9, 2012

VIA OVERNIGHT MAIL

George P. Long, III
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.
One PNC Plaza, 249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Dear Mr. Long:

Boston Common Asset Management is an investment firm dedicated to the pursuit of financial return and social change. We seek sustainable, long-term capital appreciation by investing in what we believe are diversified portfolios of profitable, attractively valued, sustainable enterprises. Through rigorous analysis of financial, and environmental, social, & governance (ESG) factors, we attempt to identify attractively valued companies for investment. We have been pleased to hold PNC for multiple years.

We initially contacted PNC in April, 2011, hoping to learn more about the company's policies and practices related to mountain top coal removal (MTR). We were pleased to have an opportunity in our investor call to share our perspective of how the company could go further in implementing a meaningful policy. In our follow up call in March 2012, we continued to emphasize that we wanted to see more robust disclosure on the policy's impact and implementation. At this point in time, we have not yet received a response to these questions and PNC has been unresponsive to recent email inquiries.

In our investor call, we also shared our thoughts on how PNC should be looking more holistically at where it is investing in the energy sector including looking at ways it could mitigate its exposure and investment in high risk extractive methods such as MTR and focus on investing in more positive energy sources such as renewables and energy efficiency. Indeed, PNC has acknowledged climate change as presenting significant potential risks to its brand, business operations and performance. As investors, it is important that we understand in what ways these concerns are being addressed by PNCs lending policies.

Therefore, on behalf of Boston Common Asset Management, I write to give notice that pursuant to the 2012 proxy statement of PNC Financial Services (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, Boston Common Asset Management submits the enclosed proposal (the "proposal") for inclusion in the 2013 proxy statement and intends to present the Proposal as the lead shareholder at the 2013 annual meeting of shareholders (the "Annual Meeting").

Boston Common Asset Management is the beneficial owner of Boston Common Asset Management is the beneficial owner of at least $2,000 worth of shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year as of the filing date. We intend to hold the required number of Shares through the date on which the Annual Meeting is held. Enclosed is a letter of verification of ownership.

The Proposal is attached. I represent that Boston Common Asset Management intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that Boston Common Asset Management has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Boston Common Asset Management, LLC
Boston: 84 State Street, Suite 940, Boston MA 02109 Tel: (617) 720-5557 Fax: (617) 720-5665
Silicon Valley: 702 Marshall Street, Suite 611, Redwood City, CA 94063 Tel: (650) 472-2264 Fax: (650) 298-8919
www.bostoncommonasset.com

We would look forward to meaningful discussions with PNC on MTR and its financing of greenhouse gas emissions. Please direct all questions or correspondence regarding the Proposal to me at (650) 472-2264.

Sincerely,

Meredith Benton
Client Portfolio Manager

Cc: William H. Callihan, Senior Vice President, Investor Relations; James E. Rohr, Chairman and Chief Executive Officer

Enclosure

Whereas:

PNC has shown commendable leadership in addressing its direct greenhouse gas emissions. As it states in its 2011 Corporate Responsibility report, "PNC diligently monitors the effects of climate change on operating efficiencies and facilities throughout PNC branch banks and offices." It has also been "actively investing in alternative energy, primarily solar." The company also offers incentives to small businesses to make environmentally-friendly decisions."

PNC is headquartered in a region that is economically linked to the extraction of natural gas and coal. The company stated in its 2011 Corporate Responsibility report that it expects to continue to fund these businesses.

PNC has emphasized the importance of climate change management in its brand reputation, stating in its 2012 response to the Carbon Disclosure Project (CDP): "The increasingly eco-conscious business environment has meant that some customers and investors use a company's response to climate change as a differentiator between potential options. A lack of a clear carbon emissions strategy, or a low perceived action plan, could cause PNC to lose valuable customers and investors, or limit our ability to attract new customers and investors."

PNC stated that its "credit review process includes due diligence that takes into consideration the environmental impact of a prospective borrower." PNC claims to perform a "supplemental evaluation for companies in the extractive industries, including an understanding of any significant environmental impacts." PNC states it takes these actions because it recognizes the "potential risks associated with changing climate conditions that could affect business operations and performance." (PNC, 2011 Corporate Responsibility report)

PNC has stated that, "In addition to the evaluation that we perform on all prospective borrowers, we perform a supplemental evaluation for companies in the extractive industries, including an understanding of any significant environmental impacts."

However, despite a policy not to extend credit to individual mountain top removal (MTR) mining projects or to a coal producer that receives a majority of its production from MTR mining, PNC continues to finance four of the top nine MTR coal mining companies (Rainforest Action Network, *Coal Finance Report Card*, 2012). As a result, it is the focus of a consumer boycott. PNC has ignored investors' requests to provide information detailing its MTR policy implementation or the lending impacts of this policy.

Banks and other financial institutions contribute to climate change through their financed emissions, which are the greenhouse gas footprint of loans, investments, and financial services. A bank's financed emissions can dwarf its other climate impacts and expose it to significant reputational, financial and operational risks. PNC has not provided investors with sufficient information to permit meaningful assessment of the risks presented by its financing of greenhouse gas intensive businesses.

Resolved: Given the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2013, at reasonable cost and omitting proprietary information, PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities.





Re: Call on Friday at 9am EST
George P Long to: Meredith Benton 11/27/2012 09:05 PM

Thank you, Meredith. I'm fine with your proposed agenda, and I would be the participant from PNC. I look forward to our conversation.

Best,
George

George Long
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.
412.762.1901 (phone)
412.705.2194 (fax)

Meredith Benton Dear George, Our call details for Friday at 9amP... 11/27/2012 05:15:28 PM

From:	Meredith Benton <mbenton@bostoncommonasset.com>
To:	"george.long@pnc.com" <george.long@pnc.com>
Cc:	Lauren Compere <LCompere@bostoncommonasset.com>, Kate Mitchell <KMitchell@bostoncommonasset.com>
Date:	11/27/2012 05:15 PM
Subject:	Call on Friday at 9am EST

Dear George,

Our call details for Friday at 9amPST/12EST will be:
1-866-906-0123
Participant code: 9059718#

I know that you have spoken with some members of the Investor group before, so I thought we could follow a somewhat informal agenda. I would propose the following:
Introductions – Investors
Introductions - PNC
Statement of concern re. PNC and climate change - Meredith Benton
Statement of concern re. PNC and MTR - Richard Kent
Additional comments/supporting statements by other investors
PNC comments and response
Remaining time: Discussion

Would you be comfortable with this basic structure?

As I hear confirmations from the other investors, I will let you know who else will be participating. If you have a sense of who else might be on the call from PNC, I would be glad to share that with the group.

Best regards,

Meredith

Meredith Benton
Client Portfolio Manager/Shareholder Engagement
Boston Common Asset Management, LLC
702 Marshall Street, Suite 611
Redwood City, CA 94063
mbenton@bostoncommonasset.com
www.bostoncommonasset.com
Tel: (650) 472-2264



RE: PNC, Mountain Top Removal and Climate Change
Meredith Benton
to:
george.long@pnc.com
11/19/2012 09:51 PM
Cc:
Lauren Compere
Show Details

Dear George,

Would you be available on Friday 11/30 at 12EST/9am PST? I've surveyed the other concerned investors and this time would work well with them.

Best regards,

Meredith

From: george.long@pnc.com [mailto:george.long@pnc.com]
Sent: Tuesday, November 13, 2012 8:27 PM
To: Meredith Benton
Cc: Lauren Compere
Subject: RE: PNC, Mountain Top Removal and Climate Change

Thanks - I'm booked solid for the 19th and 20th, but have availability on Wednesday the 21st or the week of November 26.

Best,
George

George Long
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.
412.762.1901 (phone)
412.705.2194 (fax)

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From:	Meredith Benton <mbenton@bostoncommonasset.com>
To:	"george.long@pnc.com" <george.long@pnc.com>
Cc:	Lauren Compere <LCompere@bostoncommonasset.com>
Date:	11/13/2012 03:26 PM

Subject: RE: PNC, Mountain Top Removal and Climate Change

Dear George,

Unfortunately I am traveling for the remainder of this week. Would you have availability in the afternoon of 19th? Once we've had a chance to introduce ourselves, we can plan a call with the broader investor group.

Best regards,

Meredith

From: george.long@pnc.com [mailto:george.long@pnc.com]
Sent: Tuesday, November 13, 2012 9:05 AM
To: Meredith Benton
Cc: Lauren Compere
Subject: Re: PNC, Mountain Top Removal and Climate Change

Thank you. I received a hard copy today as well. I'd like to discuss with you at your convenience. Do you have any time to talk on Friday or next week (before Wednesday)?

Best,
George

George Long
Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.
412.762.1901 (phone)
412.705.2194 (fax)

From: Meredith Benton <mbenton@bostoncommonasset.com>
To: "george.long@pnc.com" <george.long@pnc.com>
Cc: Lauren Compere <LCompere@bostoncommonasset.com>
Date: 11/13/2012 12:00 PM
Subject: PNC, Mountain Top Removal and Climate Change

Dear Mr. Long

I am aware that you have spoken with my colleagues at Boston Common Asset Management in the past. As such, I wanted to make you aware of the attached shareholder resolution, as delivered today to PNC Financial.

I would look forward to discussing the issues raised in the resolution and cover letter with you. Please contact me at either mbenton@bostoncommonasset.com or (650) 472-2264 if you would like to set up a time to do so.

Best regards,

Meredith

Meredith Benton
Client Portfolio Manager/Shareholder Engagement
Boston Common Asset Management, LLC
702 Marshall Street, Suite 611
Redwood City, CA 94063
mbenton@bostoncommonasset.com
www.bostoncommonasset.com
Tel: (650) 472-2264

[attachment "PNC 2012 filing letter final _2_.pdf" deleted by George P Long/Legal/PGH/PNC] [attachment "PNC Resolution Final _2_.pdf" deleted by George P Long/Legal/PGH/PNC]

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